UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Summary of Resolutions of the Extaordinary Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México held on June 15, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: June 16, 2020

Item 1

BANCO SANTANDER MEXICO, S.A.,

INSTITUCION DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

JUNE 15, 2020.

RESOLUTIONS

ITEM I

Proposal and, if applicable, approval to increase the debt issuance limit for the Institution.

R E S O L U T I O N S

FIRST- “The Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico, approves the increase of the limit for the issuance of securities to USD $10 billion (ten billion dollars of the United States of America), which may be issued as any of the following: (i) debt issued in local or international markets; (ii) senior or subordinated debt, including in both cases preferred or non-preferred instruments, and debt instruments that, from a regulatory point of view, are classified as capital; (iii) individual issuances or through one or more programs; and (iv) having a maximum period of 15 years, or, if appropriate, the maturity determined by the Board of Directors or, where appropriate, a Shareholders' Meeting.”

SECOND.- “The Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico, authorizes Mr. Héctor Blas Grisi Checa, Didier Mena Campos, Fernando Borja Mujica and Juan Eduardo Llanos Reynoso, as well as Mrs. Leonor Salomon Andonie and Rocio Erika Bulhosen Aracil, so that any of them, individually or by any proxy, may carry out the necessary acts and procedures and give the appropriate notices to comply with the resolutions adopted by this Shareholders’ Meeting."

ITEM II

Designation of special delegates to formalize and carry out the resolutions adopted at the meeting.

THIRD.- “The Shareholders of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Mexico appoint Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica and Mrs. Rocío Erika Bulhosen Aracil as Special Delegates of the Meeting so that, on behalf of the Company, any of them, indistinctively, may appear before a Notary Public of their choice to formalize the content of these minutes and, if they consider it convenient, to prepare, execute and file the notices required by any authority.

The Secretary and the Pro-Secretary of the Board of Directors of the Company are authorized to issue simple or certified copies requested of this act and to make the necessary notes in the corporate books."